Exhibit 1

Kimmeridge Files Preliminary Proxy Statement for Election of
Directors at PDC Energy’s Annual Meeting

New York, NY and Denver, CO – April 9, 2019 – Kimmeridge Energy Management Company, LLC ("Kimmeridge" or the "Firm"), beneficial owners of 5.1% of the shares of common stock of PDC Energy, Inc. (“PDC” or the “Company”) (NYSE: PDCE), announced that it has filed preliminary proxy materials with the Securities and Exchange Commission (“SEC”) regarding the election of directors to PDC’s Board of Directors in connection with the Company’s 2019 Annual Meeting of Stockholders. A copy of the preliminary proxy statement can be accessed here.

As detailed in the preliminary proxy statement, Kimmeridge is seeking to elect a slate of director candidates for the purpose of changing a minority of the Board to include a set of experienced industry professionals who think and act like shareholders. The Firm believes this result would create a catalyst for change, by messaging to management that shareholders can no longer sit back and accept sub-par performance when underlying assets have significant potential to create sustainable value and attractive returns.

Ben Dell, Founder and Managing Partner of Kimmeridge, said: “Over the coming weeks, we will directly engage in substantive and fact-based discussions with PDC’s shareholders, who will have before them an exceptional opportunity to strengthen the performance and governance of their Company.

“Despite holding enviable assets in the Niobrara and Permian, PDC has, in our view and we suspect like-minded shareholders and observers, consistently delivered poor financial and operational performance across a host of critical metrics – with the CEO missing four out of five performance targets in 2018. At the same time, the Board not only failed to hold management accountable for this underperformance, but instead chose to reward the CEO with a shocking $6.97 million in compensation. As a result, PDC’s shares have underperformed and are trading at a steep discount to their intrinsic value. Yet the Company’s Board and management appear unwilling to meaningfully address the business’ underlying problems, namely excessive SG&A, poor capital allocation, exorbitant compensation and failing execution – preventable and eroding issues.

“Electing experienced industry professionals, with a fresh perspective, will send a strong signal from the investment community that they want the Company to seriously consider taking required steps towards improving performance, maximizing shareholder value and, in turn, becoming an attractive investment opportunity.”

Kimmeridge’s Director Nominees:

•	Ben Dell is the founder of Kimmeridge where he leads the Firm's investment activities, including overseeing the screening and diligence of new geological opportunities as well as the negotiation and execution of investment strategies. Prior to founding Kimmeridge, Mr. Dell served as Co-Head of Energy Investments at AllianceBernstein and prior to that he was a Senior Equity Research Analyst for Oil and Gas E&P at Sanford Bernstein. Mr. Dell was also a member of British Petroleum's M&A and finance group. He received an undergraduate degree in Earth Sciences from St. Peter's College, Oxford.

•	Alice Gould is a member of the Board of Directors of CorePoint Lodging, Inc. (NYSE: CPLG), serving on its Compensation and Nominating and Corporate Governance Committees. Alice previously led the Private Investments team at DUMAC, Inc., an investment office that manages over $18 billion for Duke University's endowment and other assets. Her responsibilities included the evaluation, selection, and monitoring of venture capital, leveraged buyout, credit, real estate, energy, and natural resources investments. She has also served on the advisory boards of over 20 private equity and real assets partnerships in the U.S. and abroad. Prior to joining DUMAC, Alice was a management consultant and worked for ten years at IBM in various management roles. Alice received a B.S. in Engineering from Duke University (magna cum laude) and an MBA from The Fuqua School of Business at Duke University (Fuqua Scholar).

•	James Adelson serves as the President and CEO of Nadel and Gussman, LLC, a fourth-generation family oil and gas business. He also serves as manager or managing partner of Nadel and Gussman's various energy affiliates, as well as Ellbar Partners, LLC, the family office entity that focuses on non-energy related opportunities. Jim is an experienced industry executive with over 30 years in oil and gas, including management, operational strategy, exploration and development, together with significant financial expertise in corporate finance, strategic planning and risk management. Jim received his B.A. in Economics from Cornell University.

About Kimmeridge Energy
Founded in 2012 by Ben Dell, Dr. Neil McMahon and Henry Makansi, Kimmeridge is an energy private equity firm focused on making direct investments in unconventional oil and gas assets in the U.S. Rather than partner with separate management teams, Kimmeridge identifies, owns and operates each of its assets directly, maintaining an in-house geology and operating team with experience across all major E&P functions.

Kimmeridge Contact:
Noam Lockshin

646.517.7251
noam.lockshin@kimmeridge.com

Investor Contact:
Scott Winter / Jonathan Salzberger
Innisfree M&A Incorporated
212.750.5833

Media Contact:
Daniel Yunger / Cathryn Vaulman

Kekst CNC

212.521.4800
daniel.yunger@kekstcnc.com

cathryn.vaulman@kekstcnc.com

Legend
Kimmeridge and Benjamin Dell, Alice E. Gould, and James F. Adelson (collectively, the "Nominees," together with Kimmeridge, Kimmeridge Active Investments, LLC, Kimmeridge Chelsea, LLC, Alexander Inkster, Noam Lockshin, Henry Makansi and Neil McMahon, the "Participants") have filed a preliminary proxy statement with SEC on April 8, 2019 (the “Preliminary Proxy Statement”). The Participants further intend to file with the SEC a definitive proxy statement and accompanying form of proxy to be used in connection with the solicitation of proxies from the stockholders of PDC. All stockholders of PDC are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants when they become available, as they will contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company's stockholders and will be, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/.

Information about the Participants and a description of its direct or indirect interests by security holdings is contained in the Preliminary Proxy Statement. This document is available free of charge from the sources indicated above.